Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

October 5, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2020-13 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-13 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit M – Member List for MIAX PEARL Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/05/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

20012604

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: October 5, 2020

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _______, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

1. **MIAX PEARL Options.** No change to the list of the members of the MIAX PEARL Options exchange dated as of September 10, 2020 previously filed.

2. **MIAX PEARL Equities.** Attached is a list of the members of the MIAX PEARL Equities exchange as of October 1, 2020, including the information set forth in items 1-6 above.

MIAX PEARL Equities Exchange

MIAX PEARL Equities
Member Firms

Member Firm Name:	Approval Date:	Membership Activities:	CRD #	SEC #	Firm Main Address	Firm City	Firm ST	Firm Zip	Firm Tele
ABN AMRO Clearing Chicago LLC	9/25/2020	Clearance	14020	8-34354	175 West Jackson Blvd., Ste. 2050	Chicago	IL	60604	(312) 604-8000
Archipelago Securities LLC	9/25/2020	Clearance	102500	8-52140	353 North Clark Street, Ste. 3200	Chicago	IL	60654	(312) 836-6700
Barclays Capital Inc.	9/25/2020	Order Entry & Clearance	19714	8-41342	745 Seventh Avenue	New York	NY	10019	(212) 526-7000
BofA Securities, Inc.	9/25/2020	Order Entry & Clearance	283942	8-69787	222 Broadway, One Bryant Park	New York	NY	10038	(646) 743-2734
Citadel Securities LLC	9/25/2020	Equities Market Maker, Order Entry & Clearance	116797	8-53574	131 South Dearborn Street - 32nd Floor	Chicago	IL	60603	(312) 395-2100
Citigroup Global Markets Inc.	9/25/2020	Order Entry & Clearance	7059	8-8177	390-388 Greenwich Street	New York	NY	10013	(212) 816-6000
Credit Suisse Securities (USA) LLC	9/25/2020	Order Entry & Clearance	816	8-422	11 Madison Avenue - 24th Floor	New York	NY	10010	(212) 325-2000
Deutsche Bank Securities Inc.	9/25/2020	Order Entry & Clearance	2525	8-17822	60 Wall Street	New York	NY	10005	(212) 250-2500
DRW Securities, L.L.C.	9/25/2020	Order Entry	45908	8-51241	540 West Madison, Ste. 2500	Chicago	IL	60661	(312) 542-3231
Electronic Transaction Clearing, Inc.	9/25/2020	Clearance	146122	8-67790	660 South Figueroa Street - Suite 1450	Los Angeles	CA	90017	(213) 402-1570
FIS Brokerage & Securities Services LLC	9/25/2020	Order Entry	104162	8-52614	2100 Enterprise Avenue	Geneva	IL	60134	(630) 482-7100
G1 Execution Services, LLC	9/25/2020	Equities Market Maker	111528	8-53174	175 W. Jackson Blvd. - Ste. 1700	Chicago	IL	60604	(312) 362-0404
Global Execution Brokers, LP	9/25/2020	Order Entry	126407	8-65878	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600
Goldman Sachs & Co. LLC	9/30/2020	Order Entry & Clearance	361	8-129	200 West Street	New York	NY	10282	(212) 902-1000
HRT Financial LLC	9/25/2020	Order Entry	152144	8-68430	150 Greenwich Street - 57th Floor 4 World Trade Center	New York	NY	10007	(212) 293-1444
IEX Services LLC	9/25/2020	Order Entry	167872	8-69280	175 Greenwich Street - 58th Floor 3 World Trade Center	New York	NY	10007	(646)343-2000
IMC-Chicago, LLC d/b/a IMC Financial Markets	9/25/2020	Order Entry	104143	8-52600	233 South Wacker Drive, Ste. 4300	Chicago	IL	60606	(312) 244-3300
Instinet, LLC	9/25/2020	Order Entry & Clearance	7897	8-23669	309 West 49th Street, Worldwide Plaza	New York	NY	10019	(212) 310-9500
Interactive Brokers LLC	9/25/2020	Order Entry & Clearance	36418	8-47257	One Pickwick Plaza - 2nd Floor	Greenwich	CT	6830	(203) 618-5710
J.P. Morgan Securities LLC	9/25/2020	Equities Market Maker, Order Entry & Clearance	79	8-35008	383 Madison Avenue	New York	NY	10179	(201) 595-8471
Jane Street Capital, LLC	9/25/2020	Equities Market Maker & Order	103782	8-52275	250 Vesey Street - 6th Floor	New York	NY	10281	(646) 759-6000
Jefferies LLC	9/30/2020	Order Entry & Clearance	2347	8-15074	520 Madison Avenue - 11th Floor	New York	NY	10022	(212) 284-2300
Jump Trading, LLC	9/25/2020	Equities Market Maker	106124	8-52989	600 West Chicago Avenue, Ste. 600	Chicago	IL	60654	(312) 205-8900
Latour Trading LLC	9/24/2020	Order Entry	150887	8-68304	148 Lafayette Street, 10th Floor	New York	NY	10013	(917)388-8000
MEMX Execution Services LLC	9/25/2020	Order Entry	304129	8-70449	111 Town Square Place -Suite 520	Jersey City	NJ	7310	(201) 331-7900
Merrill Lynch Professional Clearing Corp.	9/25/2020	Clearance	16139	8-33359	NY1-100-06-01 One Bryant Park - 6th Floor	New York	NY	10036	(646) 743-1295
Morgan Stanley & Co. LLC	9/25/2020	Order Entry & Clearance	8209	8-15869	1585 Broadway	New York	NY	10036	(212) 761-4000
NASDAQ Execution Services, LLC	9/25/2020	Order Entry & Clearance	7270	8-37329	2929 Walnut Street FMC Tower, Level 8	Philadelphia	PA	19104	(215) 496-5000
Pershing LLC	9/25/2020	Order Entry & Clearance	7560	8-17574	One Pershing Plaza - 10th Fl.	Jersey City	NJ	7399	(201) 413-2000
PNT Financial LLC	9/25/2020	Sponsored User - Order Entry	n/a	n/a	□41 W. Jackson, Suite 2270	Chicago	IL	60604	(913) 406-8434
RBC Capital Markets LLC	9/28/2020	Equities Market Maker, Order Entry & Clearance	31194	8-45411	200 Vesey Street, 9th Floor	New York	NY	10281	(212) 858-6008
Simplex Trading, LLC	9/25/2020	Equities Market Maker	153585	8-68556	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440
Susquehanna Securities, LLC	9/25/2020	Order Entry	35874	8-47034	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600
TRC Markets LLC	9/24/2020	Order Entry	171272	8-69454	710 Johnnie Dodds Blvd, Suite 300	Mount Pleasant	SC	29464	(917)388-8089
UBS Securities LLC	9/25/2020	Order Entry & Clearance	7654	8-22651	1285 Avenue of the Americas	New York	NY	10019	(203) 719-3000
Virtu Americas LLC	9/25/2020	Equities Market Maker & Order Entry	149823	8-68193	165 Broadway One Liberty Plaza	New York	NY	10006	(800) 544-7508
Wolverine Execution Services, LLC	9/25/2020	Order Entry	120719	8-65336	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000

As of: 10/1/2020